Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated February 18, 2003

STATOIL ASA
(Exact name of registrant as specified in its charter)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No   ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82______________

This report on Form 6-K contains a press release issued by Statoil ASA on February 18, 2003, entitled "Statoil in 2002: Increased production and improved efficiency".

STATOIL'S FOURTH QUARTER OPERATING AND FINANCIAL REVIEW AND PRELIMINARY FULL-YEAR RESULTS FOR 2002
    E&P NORWAY
    INTERNATIONAL E&P
    NATURAL GAS
    MANUFACTURING & MARKETING
    FORWARD LOOKING STATEMENTS

Quarterly financial statement:
    CONSOLIDATED STATEMENTS OF INCOME USGAAP
    CONSOLIDATED BALANCE SHEETS USGAAP
    CONSOLIDATED STATEMENTS OF CASH FLOWS USGAAP

    Notes to financial statement:
        1. ORGANIZATION AND BASIS OF PRESENTATION
        2. ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES
        3. SEGMENTS
        4. INVENTORIES
        5. SHAREHOLDERS' EQUITY
        6. FINANCIAL ITEMS
        7. RESTRUCTURING AND OTHER CHARGES
        8. COMMITMENTS AND CONTINGENT LIABILITIES
        9. ASSET IMPAIRMENTS

SIGNATURES

STATOIL IN 2002: INCREASED PRODUCTION AND IMPROVED EFFICIENCY

GROUP BALANCE SHEET

STATOIL'S FOURTH QUARTER OPERATING AND FINANCIAL REVIEW AND PRELIMINARY FULL-YEAR RESULTS FOR 2002

Net income for the Statoil group in 2002 was NOK 16.8 billion compared with NOK 17.2 billion in 2001. In the fourth quarter of 2002, net income was NOK 4.5 billion compared to NOK 2.6 billion in the fourth quarter of 2001. Return on average capital employed (ROACE) (1) in 2002 was 14.9 per cent, compared to 19.9 per cent in 2001. Adjusted for special items (2) the rate of return in 2002 was 14.8 per cent compared with 17.6 per cent in 2001. Normalized return on average capital employed in 2002 was 10.8 per cent compared to 9.4 per cent in 2001.

Earnings per share were NOK 7.78 (USD 1.12) in 2002 compared with NOK 8.31 (USD 0.93) in 2001. Adjusted for special items, earnings per share were NOK 7.72 (USD 1.11) in 2002 compared to NOK 7.32 (USD 0.81) in 2001. This is an increase of five per cent compared with 2001. Earnings per share were NOK 2.09 (USD 0.30) in the fourth quarter of 2002 compared with NOK 1.20 (USD 0.13) in the fourth quarter last year. Adjusted for special items, earnings per share were NOK 2.34 (USD 0.34) in the fourth quarter of 2002 compared with NOK 1.43 (USD 0.16) in the fourth quarter of 2001. This is an increase of 63 per cent compared with the fourth quarter of 2001.

Gas production at record level and an increased oil price contributed to a large degree to the net income improvement in the fourth quarter of 2002 compared with the corresponding period last year. However, this is partly offset by slightly lower oil production, lower natural gas prices and lower petrochemical margins. Net financial items have also improved substantially due to large unrealized currency gains on the group's debt.

"We increased our oil and gas production by seven per cent and delivered a good result in 2002. Enhanced regularity and cost efficiency on the Norwegian continental shelf, high gas sales and a substantial unrealised currency gain on our debt made big contributions to improving the result. On the negative side, results were affected by weakened oil and gas prices and refining margins measured in Norwegian kroner.

"Our group has been strengthened by good earnings and further progress in developing our international positions. The result for 2002 shows that we're well on the way to achieving our goals for 2004. Extensive measures to improve safety have also been initiated."

Olav Fjell, president and CEO.

Total oil and gas production in 2002 was 1,074,000 barrels of oil equivalent (boe) per day compared to 1,007,000 boe per day in the 2001. Proved oil and gas reserves were 4,267 million boe at the end of 2002, compared with 4,277 million boe at the end of 2001. The reserve replacement rate (3) was 98 per cent in 2002, compared to 89 per cent in 2001. The average replacement rate for the last three years was 78 per cent.

Statoil's finding and development (4) costs in 2002 were USD 5.3 per boe, compared to USD 4.6 per boe in 2001. The average finding and development cost for the last three years was USD 6.2 per boe. Production costs (5) per boe in 2002 were USD 3.1, compared to USD 2.9 in 2001. Measured in NOK the production costs are reduced from NOK 26.4 per boe in 2001 to NOK 24.2 per boe in 2002.

Statoil's board of directors will propose to the annual general meeting a dividend of NOK 2.90 per share for 2002. For 2001 a dividend of NOK 2.85 per share was declared.

Net income variances in the fourth quarter of 2002 compared to the corresponding quarter of 2001, are mainly due to:

  Oil and gas production increased by 7 per cent.
  Oil price measured in NOK increased by 14 per cent.
  Gas price measured in NOK decreased by 17 per cent.
  Low petrochemical margins.
  Net financial income increased considerably.
Important events in the fourth quarter of 2002 were:
  Production at record level in the fourth quarter of 2002 with 1,170,000 boe per day.
  The strong decline in the USD exchange rate measured against the NOK has reduced our revenues but has also resulted in considerable currency gains on our long-term debt.
  The operatorship of Visund, Snorre, Tordis, Vigdis and Borg, as well as the Vigdis Extension and Visund Gas development projects in the Tampen area were transferred to Statoil on January 1, 2003.
  The investment budget for the Snøhvit project in the Barents Sea was increased from NOK 39.5 billion to NOK 45.3 billion.
  Statoil has strengthened its position in the natural gas market following the acquisition of the rights to a natural gas storage facility in the United Kingdom, and an agreement to acquire the rights to re-gasified LNG through the Snøhvit contract.
  The value of the LL652 oil field in Venezuela was written down by NOK 0.8 billon before tax, equivalent to NOK 0.6 billion after tax.
  Statoil entered into a sales agreement with Norsk Teekay AS regarding the sale of its wholly-owned shipping company Navion ASA.
  The American DuPont company has been selected to examine Statoil's safety procedures.
  The improvement program is progressing according to schedule and at the end of the fourth quarter of 2002 NOK 1.6 billion is realized.

USGAAP income	Fourth quarter				Year ended December 31
statement	2002	2001		2002	2002	2001		2002
(in millions, except share data)	NOK	NOK	change	USD*	NOK	NOK	change	USD*

Total revenues	64,697	62,821	3%	9,326	243,814	236,961	3%	35,144

E&P Norway	9,002	6,872	31%	1,298	31,463	40,697	(23%)	4,535
International E&P	(772)	(1,202)	36%	(111)	1,086	1,291	(16%)	157
Natural Gas	2,205	2,453	(10%)	318	8,918	9,629	(7%)	1,285
Manufacturing & Marketing	823	1,244	(34%)	119	1,637	4,480	(63%)	236
Other	(62)	106	N/A	(9)	(2)	57	N/A	0

Income before financial items, income taxes and minority interest	11,196	9,473	18%	1,614	43,102	56,154	(23%)	6,213

Net financial items	2,642	(682)	N/A	381	8,233	65	N/A	1,187
Income before income taxes and minority interests	13,838	8,791	57%	1,995	51,335	56,219	(9%)	7,400

Income taxes	(9,281)	(6,078)	53%	(1,338)	(34,336)	(38,486)	(11%)	(4,949)
Minority interest	(31)	(108)	(71%)	(4)	(153)	(488)	(69%)	(22)

Net income	4,526	2,605	74%	652	16,846	17,245	(2%)	2,428

Earnings per share (adj. for special items)	2.34	1.43	63%	0.34	7.72	7.32	5%	1.11
Earnings per share	2.09	1.20	74%	0.30	7.78	8.31	(6%)	1.12
Weighted average number of ordinary shares outstanding	2,166,143,626	2,164,585,600	0%		2,165,422,239	2,076,180,942	4%

Operational data
Realized oil price (USD/bbl)	26.8	19.3	39%		24.7	24.1	2%
Norwegian NOK/USD average daily exchange rate	7.32	8.90	(18%)		7.97	8.99	(11%)
Realized oil price (NOK/bbl)	196	172	14%		197	217	(9%)
Refining margin, FCC (USD/boe) (6)	3.2	2.3	39%		2.2	3.6	(39%)
Total oil and gas production (1000 boe/day) (7)	1,170	1,091	7%		1,074	1,007	7%
Total oil and gas liftings (1000 boe/day) (8)	1,182	1,109	7%		1,073	1,008	6%
Proven reserves (mill boe)	-	-	-		4,267	4,277	0%
Reserve replacement (year)	-	-	-		98%	89%	10%
Reserve replacement (3 year average)	-	-	-		78%	68%	15%
Finding & development cost (USD/boe, year)	-	-	-		5.3	4.6	15%

Finding & development cost (USD/boe, 3 year average)	-	-	-		6.2	9.1	(32%)

Production (lifting) cost (USD/boe, last 12 months)	3.1	2.9	4%		3.1	2.9	4%

* Solely for the convenience of the reader, financial data for the fourth quarter and the year 2002 have been translated into US dollars at the rate of NOK 6.94 to USD 1.00, the Federal Reserve noon buying rate in the City of New York on December 31, 2002. Financial data for the fourth quarter and the year 2001 has been translated into US dollars at the rate of NOK 8.97 to USD 1.00 the Federal Reserve noon buying rate of December 31, 2001.

USGAAP income	Fourth quarter				Year ended December 31
statement	2002	2001		2002	2002	2001		2002
(in millions)	NOK	NOK	change	USD*	NOK	NOK	change	USD*

Sales	64,612	61,239	6%	9,313	242,178	231,712	5%	34,909
Equity in net income of affiliates	(57)	33	N/A	(8)	366	439	(17%)	53
Other income	142	1,549	(91%)	20	1,270	4,810	(74%)	183

Total revenues	64,697	62,821	3%	9,326	243,814	236,961	3%	35,144

Cost of goods sold	38,961	36,681	6%	5,616	147,899	126,153	17%	21,319
Operating expenses	7,044	6,600	7%	1,015	28,308	29,422	(4%)	4,080
Selling, general and administrative expenses	1,526	1,817	(16%)	220	5,466	4,297	27%	788
Depreciation, depletion and amortization	5,135	7,036	(27%)	740	16,844	18,058	(7%)	2,428
Exploration expenses	835	1,214	(31%)	120	2,195	2,877	(24%)	316

Total expenses	53,501	53,348	0%	7,712	200,712	180,807	11%	28,931

Income before financial items, income taxes and minority interest	11,196	9,473	18%	1,614	43,102	56,154	(23%)	6,213

Net financial items	2,642	(682)	N/A	381	8,233	65	N/A	1,187
Income before income taxes and minority interest	13,838	8,791	57%	1,995	51,335	56,219	(9%)	7,400

Income taxes	(9,281)	(6,078)	53%	(1,338)	(34,336)	(38,486)	(11%)	(4,949)
Minority interest	(31)	(108)	(71%)	(4)	(153)	(488)	(69%)	(22)

Net income	4,526	2,605	74%	652	16,846	17,245	(2%)	2,428

ROACE (last 12 months, adj. for special items)	14.8%	17.6%			14.8%	17.6%
Cash flows provided by operating activities (billion)	0.0	(0.8)	N/A	0.0	24.0	39.2	(39%)	3.5
Gross investments (billion)	6.7	5.5	21%	1.0	20.1	17.4	15%	2.9

Net Debt to Capital ratio	29%	39%			29%	39%

Income before financial items, income taxes and minority interest was NOK 43.1 billion in 2002 compared to NOK 56.2 billion in 2001. In the fourth quarter of 2002 income before financial items, income taxes and minority interest was NOK 11.2 billion compared with NOK 9.5 billion in the corresponding period of 2001, an increase of 18 per cent.

The decrease for 2002 compared with 2001 is mainly due to lower oil and natural gas prices measured in NOK, and lower margins in the downstream segment. Oil prices in 2002 measured in USD increased by two per cent compared to 2001. However, measured in NOK, the oil price decreased by nine per cent and the natural gas price decreased by 22 per cent, both compared with 2001. Refining, petrochemical and shipping margins were also lower in 2002 compared to 2001, due to weaker markets. The income for the downstream area has also been negatively affected by the stronger NOK.

The income for 2002 included special items of NOK 1.0 billion before tax, and NOK 0.7 billion after tax, related to a gain from the sale of the upstream activity in Denmark. There was also a write down of LL652 in Venezuela in 2002 of NOK 0.8 billion before tax, and 0.6 billion after tax. The income for 2001 included special items (gains) of NOK 2.3 billion before tax, and NOK 2.1 billion after tax.

Total oil and gas lifting increased from 1,008,000 boe per day in 2001 to 1,073,000 boe per day in 2002, an increase of six per cent. Oil lifting in 2002 was relatively stable compared to 2001, but the sale of natural gas increased by 32 per cent. In the fourth quarter of 2002 total oil and gas lifting was 1,182,000 boe per day, compared with 1,109,000 boe for the corresponding period of 2001. This is an increase of seven per cent.

Total oil and gas production in 2002 was 1,074,000 boe per day compared to 1,007,000 boe per day in 2001. This increase of seven per cent is mainly due to high natural gas production and good regularity (9) in operations. In the fourth quarter of 2002, total oil and gas production was 1,170,000 boe per day compared to 1,091,000 boe per day in the corresponding period last year.

Net financial items in 2002 were NOK 8.2 billion compared with NOK 0.1 billion in 2001. The variance of NOK 8.1 billion is mainly due to changes in unrealized currency gains on the group's net debt position, as a consequence of a reduction in the NOK/ USD exchange rate by NOK 2.05 from December 31, 2001 to December 31, 2002. For the fourth quarter of 2002 net financial items represented a net financial income of NOK 2.6 billion, compared with a net financial cost of NOK 0.7 billion in the fourth quarter of 2001. The increase of NOK 3.3 billion is mainly due to changes in unrealized currency gains on the group's net debt position. The NOK/ USD exchange rate was reduced by NOK 0.48 in the fourth quarter of 2002, compared to an increase of NOK 0.13 in the fourth quarter of 2001.

Interest income and other financial income amounted to NOK 1.8 billion in 2002, compared to NOK 2.1 billion in 2001. The reduction is mainly due to the extraordinary cash build-up to finance the SDFI transaction in the first half of 2001. Financial income in 2002 also includes a net income contribution of NOK 0.4 billion from Statoil's 10 per cent ownership in the Pernis refinery, in the Netherlands.

Interest costs and other financial costs were NOK 2.0 billion in 2002, compared to NOK 2.7 billion in 2001. Interest costs related to long-term debt were reduced by NOK 0.9 billion in 2002 compared to 2001, due to declining USD interest rates and a decreasing NOK/ USD exchange rate. The fair value adjustment of financial derivatives, mainly interest swaps (10) that do not qualify for hedge accounting, increased interest costs in 2002 by NOK 0.5 billion due to reduced USD interest rates.

The Central Bank of Norway's closing rate for NOK/ USD was 9.01 on December 31, 2001, 7.45 on June 28, 2002, 7.45 on September 30, 2002 and 6.97 on December 31, 2002. These exchange rates have been applied in Statoil's financial statements.

Income taxes for 2002 were NOK 34.3 billion, equivalent to a tax rate of 66.9 per cent, compared to NOK 38.5 billion in 2001, equivalent to a tax rate of 68.5 per cent. The reduced income tax rate is mainly due to the reduction in net financial items.

In the fourth quarter of 2002 income taxes were NOK 9.3 billion, equivalent to a tax rate of 67.0 per cent, compared to NOK 6.1 billion in the corresponding period of 2001, equal to a tax rate of 69.1 per cent. The decrease in the tax rate in the fourth quarter of 2002 is also mainly due to net financial income in the fourth quarter. Adjusted for special items the tax rate was 67.0 per cent in 2002, compared to 70.9 per cent in 2001.

Improvement program. In May 2002 Statoil specified the improvement efforts necessary to reach the target of 12 per cent return on average capital employed in 2004. The target is to improve Income before financial items, income taxes and minority interest by NOK 3.5 billion in 2004, compared to 2001. At the end of 2002 an improvement of NOK 1.6 billion has been achieved and the program is progressing according to schedule in all business areas.

Cash flows provided by operating activities were NOK 24.0 billion 2002, compared with NOK 39.2 billion in 2001. Cash flows in 2001 were significantly affected by the SDFI transaction in which the Norwegian state transferred interests in certain SDFI properties to Statoil. The decline in cash flows provided by operating activities in 2002 of NOK 15.2 billion, compared to 2001, is partly due to increased working capital of NOK 1.1 billion (excluding taxes payable, short-term interest bearing debt and cash). In addition, NOK 12.0 billion of the reduction is related to the decrease in cash flow from operations before tax, mainly due to lower prices, margins and the NOK/ USD exchange rate and NOK 2.0 billion in increased tax payments.

Working capital (current assets less current liabilities) strengthened by NOK 8.2 billion from a negative working capital of NOK 9.5 billion at the end of 2001 to a negative working capital of NOK 1.3 billion at the end of 2002. Taking into consideration Statoil's established credit facilities, credit rating and access to capital markets, management believes that the group's working capital is satisfactory.

Cash flows used in investment activities were NOK 16.8 billion in 2002, compared to NOK 12.8 billion in 2001. Cash flows used in investment activities increased from NOK 4.3 billion in the fourth quarter of 2001 to NOK 7.3 billion in the fourth quarter of 2002. The increase is primarily related to higher investment levels, as well as reduced cash flow from sales of assets compared to the corresponding period last year.

Gross investments, defined as additions to property, plant and equipment (including intangible assets and long-term share investments) and capitalized exploration spending, were NOK 20.1 billion in 2002, compared to NOK 17.4 billion in 2001. This is mainly due to increased investments related to E&P Norway, International E&P and Manufacturing & Marketing. Correspondingly, gross investments in the fourth quarter increased from NOK 5.5 billion in the fourth quarter of 2001 to NOK 6.7 billion in the corresponding period of 2002.

Gross	Fourth quarter			Year ended December 31
investments	2002	2001	2002	2002	2001		2002
(in billions)	NOK	NOK	USD*	NOK	NOK	change	USD*

- E&P Norway	3.2	3.1	0.5	11.0	10.8	2%	1.6
- International E&P	1.9	1.9	0.3	6.0	5.1	16%	0.9
- Natural Gas	0.3	0.1	0.0	0.5	0.3	75%	0.1
- Manufacturing & Marketing	0.6	0.2	0.1	1.8	0.8	118%	0.3
Other	0.7	0.2	0.1	0.8	0.4	102%	0.1

Total gross investment	6.7	5.5	1.0	20.1	17.4	15%	2.9

Cash flows used in financing activities were NOK 4.6 billion in 2002, compared with NOK 31.5 billion in the corresponding period of 2001. The large difference is mainly attributable to cash used in the SDFI transaction in the second quarter of 2001.

New long-term borrowings were NOK 5.4 billion in 2002, compared to NOK 9.6 billion in 2001, a decrease of NOK 4.2 billion. Repayment of long-term debt in 2002 was NOK 4.8 billion in 2002, compared to NOK 4.5 billion in 2001. Short-term debt has increased by NOK 1.7 billion from the end of 2001 to the end of 2002. The funding requirement in 2002 was substantially reduced from that of 2001 due to amounts paid to the Norwegian state related to transferred SDFI properties of NOK 49.7 billion and a capital contribution of NOK 12.9 billion relating to the issuence of new shares.

Cash flows provided by operating activities for 2001 included income tax on transferred SDFI properties. The calculated income tax related to these properties amounted to NOK 6.0 billion last year, which, together with net income from the transferred SDFI properties, was classified as dividend to the owner until the formal transfer on June 1, 2001.

Liquidity. Cash flow from operations is highly dependent on oil and natural gas prices and on production levels and is only to a small degree influenced by seasonal patterns. On December 31, 2002, Statoil had liquid assets of NOK 12.0 billion, compared to NOK 6.5 billion on December 31, 2001.

Cash and cash equivalents amounted to NOK 6.7 billion on December 31, 2002, compared to NOK 4.4 billion on December 31, 2001, an increase of NOK 2.3 billion. There was a decrease of cash and cash equivalents during the fourth quarter of 2002 amounting to NOK 4.8 billion. The tax payment due on October 1, 2002 reduced liquidity by NOK 14.6 billion.

Short-term investments including domestic and international capital market investments, primarily government bonds, amounted to NOK 5.3 billion at the end of 2002, compared to NOK 2.1 billion at the end of 2001, an increase of NOK 3.2 billion. There has been a decrease in short-term investments of NOK 0.5 billion in the fourth quarter of 2002.

Interest-bearing debt. Gross interest-bearing debt was NOK 37.1 billion at the end of 2002, compared to NOK 41.8 billion at the end of 2001. The reduction of NOK 4.7 billion is primarily due to a lower USD/ NOK exchange rate. Statoil makes use of currency swaps in the risk management of long-term debt. As a result, Statoil has nearly 100 per cent of its long-term debt in USD. Net interest- bearing debt (11) was NOK 23.6 billion at the end of 2002, compared to NOK 34.1 billion on December 31, 2001.

Net debt to capital ratio, defined as net interest-bearing debt to capital employed, was 29 per cent at the end of 2002, compared to 39 per cent at the end of 2001. The decrease in net debt to capital ratio is mainly due to lower interest bearing debt due to a lower USD/ NOK exchange rate and good earnings.

Exploration expenditure (including capitalized exploration expenditure) was NOK 2.3 billion in 2002 compared to NOK 2.7 billion in 2001. A total of 20 exploration and appraisal wells were completed during 2002, 15 of which resulted in discoveries. Included sidetracks from exploration wells and exploration extensions derived from productions wells a total of 28 wells were completed in 2002, 21 of which resulted in discoveries.

Exploration expenditure increased from NOK 0.7 billion in the fourth quarter of 2001 to NOK 0.9 billion in the corresponding quarter of 2002. A total of eight exploration and appraisal wells and one sidetrack well were completed during the fourth quarter of 2002, five of which resulted in discoveries.

Exploration expenditures reflect the period's exploration activities. Exploration expenses for the period consist of exploration expenditures adjusted for the period's change in capitalized exploration expenditures. As a result of further activities on the Nnwa-2 discovery being delayed because of the lack of firm plans, NOK 0.2 billion of prior periods' capitalized exploration expenditures, mainly incurred in third the quarter of 2002, have been expensed in the fourth quarter of 2002. Exploration expense was NOK 2.2 billion in 2002 compared to NOK 2.9 billion in 2001.

Proved reserves at the end of 2002 were 4,267 million boe, compared to 4,277 million boe at the end of 2001, a decline of 10 million boe. New reserves of 407 million boe were booked in 2002. Net sale of reserves in 2002 were 27 million boe. Produced reserves in 2002 was 388 million boe compared to 364 in 2001. The reserve replacement rate was 98 per cent in 2002, compared to 89 per cent in 2001, while the average three years' replacement rate was 78 per cent.

Production cost per boe was USD 3.1 per boe in 2002 compared to USD 2.9 per boe in 2001. The increase is due primarily to the effect of a weaker USD against the NOK since the costs are primarily incurred in NOK. However, production costs measured in NOK have decreased from NOK 26.4 per boe in 2001 to NOK 24.2 per boe in 2002. This decrease is due to reduced costs and increased production volume.

Health, safety and the environment. There have been six fatalities related to Statoil's operations in 2002. There have been several serious incidents in connection with Statoil's operations in the fourth quarter of 2002. On October 11, a Statoil road tanker driver died in a traffic accident in Ireland. On November 21, a person died after falling into the sea from the Berge Danuta LPG tanker in the Bay of Biscay. On November 26, a person died in an accident at a service station in Nyborg in Denmark. All the accidents have been thoroughly investigated, causes have been mapped and improvements initiated.

The total recordable injury frequency (the number of recordable injuries for both Statoil personnel and contractors per million working hours) has improved from 6.7 in 2001 compared to 6.0 in 2002. Total recordable injury frequency for the fourth quarter has, however, increased from 6.0 in the fourth quarter of 2001 to 6.4 in the corresponding period of 2002.

The serious incident frequency (the number of undesirable events with a high loss potential per million working hours) has improved from 4.1 in 2001 to 3.8 in 2002. In the fourth quarter of 2002 the serious incident frequency has improved at 3.7, compared to 4.0 in the corresponding period of 2001. Statoil will continue to strengthen its efforts to achieve an improvement related to safety. DuPont Safety Resources has been selected to assist Statoil in this work.

Sickness absence has been low at Statoil, 3.4 per cent for 2002, which is unchanged compared to 2001.

The number of unintentional oil spills increased from 414 in 2001 to 431 in 2002, while the volume of spills is reduced from 246 cubic meters in 2001 to 200 cubic meters in 2002. The number of unintentional oil spills in the fourth quarter of 2002 has increased from 95 in the fourth quarter of 2001 to 120 in the fourth quarter of 2002, while the volume of such unintentional spills has increased from 19 cubic meters in the fourth quarter of 2001 to 26 cubic meters for the corresponding period in 2002.

(1) After-tax return on average capital employed is equal to net income before minority interest plus after tax net interest costs, divided by the average of opening and closing balances of net debt, shareholders' equity and minority interest. We base our targets for normalized return on average capital employed, or ROACE, assuming an average realized oil price of USD 16 per barrel (real oil price in 2000), natural gas price of NOK 0.70 per scm, refining margin of USD 3.0 per barrel, Borealis margin of EUR 150 ton and a NOK/ USD exchange rate of NOK 8.20.

(2) Special items in 2002 represent a gain (NOK 1.0 billion before tax, NOK 0.7 billion after tax) related to the sale of the group's exploration- and production operations in Denmark in the third quarter of 2002, as well as a write-down of LL652 in Venezuela in the fourth quarter of 2002 (NOK 0.8 billion before tax, NOK 0.6 billion after tax). Special items in 2001 represent a gain related to the sale of the operations in Vietnam in the fourth quarter of 2001 (NOK 1.3 billion before tax, NOK 0.9 billion after tax) and the write-down of LL652 oil field in Venezuela in the fourth quarter of 2001 (NOK 2.0 billion before tax, NOK 1.4 billion after tax). Special items for the year 2001 also include a non-taxable gain from the second quarter of 2001 (NOK 1.4 billion) related to the sale of the Grane, Njord, Jotun fields and a 12 per cent interest in the Snøhvit field off Norway and a gain from the second quarter of 2001 related to the sale of the 4.76 per cent interest in the Kashagan oil discovery in the Caspian Sea (NOK 1.6 billion before tax, NOK 1.2 billion after tax).

(3) The definition of the reserve replacement rate is additional new proved reserves, according to SEC definition, included purchase and sales, all divided by produced reserves.

(4) The finding and development costs are calculated based on new proved reserves, according to SEC definition, excluding reserves purchases and sales.

(5) The production cost is calculated as operating costs related to oil and natural gas divided by accumulated oil and natural gas production (lifting).

(6) FCC: Fluid catalytic cracking.

(7) Oil volumes include condensate and NGL, exclusive of royalty oil.

(8) Lifting equals sales of oil for E&P Norway and International E&P. Deviations from produced volumes are due to periodic over or underliftings.

(9) Regularity is a measurement of total production divided by the periods total available production potential.

(10) An interest swap is a financial instrument where fixed interest rate is exchanged against floating interest rate or vice versa.

(11) Net interest-bearing debt is long-term interest-bearing debt and short-term interest bearing debt reduced by cash, cash equivalents and short-term investments.

E&P NORWAY

USGAAP	Fourth quarter				Year ended December 31
income statement	2002	2001		2002	2002	2001		2002
(in millions)	NOK	NOK	change	USD*	NOK	NOK	change	USD*

Total revenues	15,436	14,170	9%	2,225	56,290	65,655	(14%)	8,114

Operating, general & administrative expenses	2,944	2,726	8%	424	11,546	11,145	4%	1,664
Depreciation, depletion and amortization	3,196	3,822	(16%)	461	11,861	11,805	0%	1,710
Exploration expenses	294	750	(61%)	42	1,420	2,008	(29%)	205

Total expenses	6,434	7,298	(12%)	927	24,827	24,958	(1%)	3,579

Income before financial items, income taxes and minority interest	9,002	6,872	31%	1,298	31,463	40,697	(23%)	4,535

Realized oil price (USD/bbl)	26.8	19.3	39%		24.7	24.1	2%

Liftings:
Oil (1000 bbl/day)	682	743	(8%)		667	697	(4%)
Natural gas (1000 boe/day)	399	305	31%		319	246	30%
Total oil and natural gas liftings (1000 boe/day)	1,081	1,048	3%		986	943	5%

Production:
Oil (1000 bbl/day)	684	725	(6%)		670	691	(3%)
Natural gas (1000 boe/day)	399	295	35%		319	250	28%
Total oil and natural gas production (1000 boe/day)	1,083	1,020	6%		989	940	5%

Income before financial items, income taxes and minority interest for E&P Norway was NOK 31.5 billion in 2002 compared to NOK 40.7 billion in the corresponding period of 2001. The decline in profit from 2001 to 2002 was primarily due to a nine per cent lower realized oil price measured in NOK. Furthermore, oil lifting was reduced by four per cent in 2002 compared to the corresponding period last year, due to planned maintenance turnarounds on the NCS in the third quarter of 2002. Reduced income was partly offset by a 30 per cent increase in the lifting of natural gas. Total expenses were reduced by NOK 0.1 billion in 2002 compared to 2001. This decrease in expenses are mainly due to lower removal costs and exploration costs, but it is partly offset by increased depreciations related to higher lifting as well as changes in the rig provisions of NOK 450 million.

For the fourth quarter of 2002, income before financial items, income taxes and minority interest for E&P Norway was NOK 9.0 billion compared to NOK 6.9 billion in the corresponding period last year. In the fourth quarter of 2002 total expenses were reduced by NOK 0.9 billion compared with the fourth quarter of 2001. This is mainly due to a decrease in exploration expenses and platform expenses, but it is partly offset by increased processing costs related to larger lifting of volume in the fourth quarter of 2002, compared to the fourth quarter of 2001.

As a part of the improvement program E&P Norway has targeted realizing cost reductions and revenue improvements by the end of 2004 of NOK 1.2 billion compared with 2001. At the end of 2002 approximately NOK 0.3 billion of this had been realized.

Average daily lifting of oil was 667,000 barrels (bbl) per day in 2002 compared with 697,000 bbl per day in 2001. Average daily production of oil was 670,000 bbl per day in 2002 compared with 691,000 bbl per day in 2001. Average daily lifting of oil declined from 743,000 bbl in the fourth quarter of 2001 to 682,000 bbl per day in the fourth quarter of 2002. Production of oil declined from 725,000 bbl per day to 684,000 bbl per day in the corresponding periods. The lifting position changed from an underlift of 18,000 bbl per day in the fourth quarter of 2001 to an underlift of 2,000 bbl per day in the fourth quarter of 2002.

Oil production in 2002 was negatively influenced by production limitations imposed by the Norwegian government in the first half of 2002, as well as a strike among service companies from the beginning of July to the beginning of August 2002. There have also been maintenance turnarounds in 2002 with a broader scope compared with 2001. Statoil's oil production in the fourth quarter of 2002 declined compared to the corresponding period last year, mainly because of delayed start-ups after planned maintenance turnarounds in the third quarter and the beginning of the fourth quarter of 2002.

Average daily natural gas production was 319,000 boe in 2002 compared with 250,000 boe in 2001. In the fourth quarter of 2002 average daily natural gas production increased to 399,000 boe per day from 295,000 boe per day in the fourth quarter of 2001. The increase is mainly related to larger volumes sold under long-term contracts to the European continent and the United Kingdom. Natural gas sales are expected to show the same seasonal pattern as in previous years with higher sales during the autumn and winter months.

Exploration expenditure (including capitalized exploration expenditure) was NOK 1.4 billion in 2002 compared to NOK 2.0 billion in 2001. Exploration expenditure in the fourth quarter of 2002 amounted to NOK 0.4 billion, which is on a level with the corresponding period last year.

A total of 12 exploration and appraisal wells were completed in E&P Norway in 2002, eight of which resulted in discoveries. In addition discoveries were made in two out of three sidetracks from exploration wells, together with discoveries in four out of five exploration extensions derived from productions wells. In the fourth quarter of 2002 a total of four exploration and appraisal wells and one sidetrack well were completed, two of which resulted in discoveries. Additional oil and natural gas were discovered in one appraisal well called PL073/091 (Tyrihans South), while an oil-discovery was made in PL050 (N7-project/ Gullfaks area). Statoil operates both wells. Among the other wells the exploration well PL128 (Blåmeis project) was accomplished, but turned out to be dry.

Statoil has bought put options as downside protection against low prices in USD for parts of its crude oil sales in 2002 and 2003. In the fourth quarter of 2002 the accounting effects of these on current earnings were insignificant. In 2002 NOK 362 million was expensed connected to these options, while NOK 136 million was entered as income in 2001.

The transfer of operatorship for several fields in the Tampen area from Norsk Hydro to Statoil was made on January 1, 2003. The transfer includes the producing fields Visund, Snorre, Tordis, Vigdis and Borg, and the Vigdis Extension and Visund Gas development projects.

Production from the Sigyn satellite started on December 22, 2002, about three months ahead of schedule. The project has also been implemented at lower cost than originally estimated. ExxonMobil is the operator of the field, but in accordance with an agreement between the licensees, Statoil is responsible for drilling as well as subsea operations and the Sleipner A platform modifications.

The cost estimate for the Snøhvit project has been increased by NOK 5.8 billion compared with the Plan for development and operation (PDO). This increase is mainly due to underestimates early in the project of the 30 per cent added capacity in the LNG liquefaction plant. Furthermore, the ESA treatment implied increased costs. The project has strengthened the monitoring of Linde, the main contractor for the gas liquefaction plant at Melkøya.

INTERNATIONAL E&P

USGAAP	Fourth quarter				Year ended December 31
income statement	2002	2001		2002	2002	2001		2002
(in millions)	NOK	NOK	change	USD*	NOK	NOK	change	USD*

Total revenues	1,655	2,333	(29%)	239	6,769	7,693	(12%)	976

Operating, general & administrative expenses	711	677	5%	102	2,553	2,165	18%	368
Depreciation, depletion and amortization	1,174	2,393	(51%)	169	2,355	3,371	(30%)	339
Exploration expenses	542	465	17%	78	775	866	(11%)	112

Total expenses	2,427	3,535	(31%)	350	5,683	6,402	(11%)	819

Income before financial items, income taxes and minority interest	(772)	(1,202)	(36%)	(111)	1,086	1,291	(16%)	157

Realized oil price (USD/bbl)	26.5	20.4	30%		23.7	22.3	7%

Liftings :
Oil (1000 bbl/day)	95	55	71%		82	58	41%
Natural gas (1000 boe/day)	7	6	9%		6	7	(20%)
Total oil and natural gas liftings (1000 boe/day)	102	62	65%		87	65	34%

Production:
Oil (1000 bbl/day)	80	64	25%		80	60	34%
Natural gas (1000 boe/day)	7	6	10%		6	7	(20%)
Total oil and natural gas production (1000 boe/day)	87	70	24%		86	67	28%

Income before financial items, income taxes and minority interest for International E&P was NOK 1.1 billion in 2002 compared with NOK 1.3 billion in 2001. In the fourth quarter of 2002 income before financial items, income taxes and minority interest showed a loss of NOK 0.7 billion, compared to a loss of NOK 1.2 billion in the fourth quarter of 2001.

The decline in income before financial items, income taxes and minority interest from 2001 to 2002 is mainly due to a decrease in special items of NOK 0.7 billion, an increase in business development costs, and a decrease in oil prices measured in NOK. However, this is partly offset by an increase in oil and gas lifting of 34 per cent.

The improvement in income before financial items, income taxes and minority interest from the fourth quarter of 2001 to the fourth quarter of 2002 is mainly due a substantial increase in lifting of oil. The lifting in the fourth quarter of 2002 has been much higher than the production. This is mainly due to a substantial overlift from the Dunlin field on the UK continental shelf. Furthermore, this is partly offset by increased costs related to business development.

As a part of the improvement program E&P International has targeted realizing cost reductions and revenue improvements by the end of 2004 of NOK 0.85 billion compared with 2001. At the end of 2002 NOK 0.5 billion had been realized.

Average daily lifting of oil was 81,500 bbl per day in 2002 compared with 57,800 bbl per day in 2001. Average daily production of oil was 79,700 bbl per day in 2002 compared with 59,700 bbl per day in 2001. In the fourth quarter of 2002 average daily lifting of oil was 94,800 bbl per day, compared with 55,300 bbl per day in the fourth quarter of 2001. Production of oil increased from 64,100 bbl per day in the fourth quarter of 2001 to 80,200 bbl per day in the corresponding period. The increase in lifting of 41 per cent from 2001 to 2002 is mainly related to the increased production from the Girassol field in Angola, as well as start up of the Sincor upgrading plant in Venezuela. The increase of 71 per cent from the fourth quarter of 2001 to the fourth quarter of 2002 is mainly due to increased lifting from Dunlin, Girassol and Sincor. Sincor in Venezuela has been temporarily closed down due to the political situation in the country. The effect on average yearly production in 2003 is approximately 2,000 bbl per day for every month the field is closed down.

Average daily natural gas production in 2002 amounted to 5,900 boe per day compared to 7,400 boe per day in 2001. In the fourth quarter of 2002 average daily natural gas production was 6,900 boe per day compared with 6,400 boe per day in the fourth quarter of 2001. The reduction of 20 per cent from 2001 to 2002 was due to an expected decline in production from the Jupiter field on the UK continental shelf. The increase of nine per cent in the fourth quarter of 2002 compared with the corresponding period in 2001 was due to additional gas volumes from the Schiehallion field on the UK continental shelf.

Exploration expenditure (including capitalized exploration expenditure) was NOK 0.9 billion in 2002 compared with NOK 0.7 billion in 2001. Exploration expenditure for the fourth quarter 2002 was NOK 0.4 billion compared with NOK 0.2 billion in the fourth quarter of 2001.

Exploration expenses were NOK 0.8 billion in 2002, compared with NOK 0.9 billion in 2001. The decrease in exploration expenses from 2001 to 2002 was due to a higher discovery ratio related to exploration activities in Angola.

A total of eight exploration and appraisal wells were completed in 2002, seven of which resulted in discoveries, and six were capitalized on the balance sheet. In the fourth quarter of 2002 the exploration expenses were NOK 0.5 billion, which was on the same level as the corresponding period in 2001. The 17 per cent increase in exploration expenses from the fourth quarter of 2001 to the fourth quarter of 2002 is mainly due to the expense of the Nnwa-2 exploration well. This well was a discovery, but lack of firm plans made it difficult to keep it capitalized on the balance sheet. In the fourth quarter of 2002 NOK 0.2 billion is expensed related to this exploration well.

International operatorship was achieved for the development of the offshore phase of the gas field South Pars Phase 6, 7 and 8 in Iran. Statoil's capital commitment related to the project will amount to USD 0.3 billion. The field will be developed with three offshore wellhead platforms, each linked by pipeline to land from the Iranian continental shelf. In Venezuela, Statoil has been awarded the operatorship for Block 4 in Plataforma Deltana of the eastern coast of Venezuela. Statoil committed to drill three exploration wells during the coming four years to establish the resource potential in the block. Statoil has been nominated as operator for the Azerbaijan Gas Supply Company (AGSC) that will transport the natural gas from the Shah Deniz field to Turkey, as well as commercial operator for the South Caucasus Pipeline. Formal approval is expected in the first quarter of 2003.

Statoil acquired El Paso Merchant Energy's capacity rights of 1/3 of the total capacity at the LNG-terminal Cove Point, Maryland in the United States of America. Statoil has also acquired El Paso's purchase contract of re-gasefied LNG from the companies in the Snøhvit group. Statoil is marketing its own Norwegian-produced gas along with gas produced from the Norwegian state's direct financial interest (SDFI). Revenues and expenses will be shared between Statoil and the SDFI according to their relative production.

Three new fields, Caledonia (UK, connected to Alba), Jasmin (Angola, connected to Girassol FPSO) and Xikomba (Angola Block 15) are planned to start producing in 2003. The Corrib gas field in Ireland is still awaiting the approval of the authorities to develop the onshore facility, where production start is not expected before 2005.

NATURAL GAS

USGAAP	Fourth quarter				Year ended December 31
income statement	2002	2001	change	2002	2002	2001		2002
(in millions)	NOK	NOK		USD*	NOK	NOK	change	USD*

Total revenues	7,524	6,300	19%	1,085	24,536	23,468	5%	3,537

Cost of goods sold	3,823	2,579	48%	551	9,369	8,308	13%	1,350
Operating, selling and administrative expenses	1,341	1,126	19%	193	5,657	4,867	16%	815
Depreciation, depletion and amortization	155	142	9%	22	592	664	(11%)	85

Total expenses	5,319	3,847	38%	767	15,618	13,839	13%	2,251

Income before financial items, income taxes and minority interest	2,205	2,453	(10%)	318	8,918	9,629	(7%)	1,285

Natural gas sales (bcm)	6.2	4.7	31%		19.6	14.7	34%
Natural gas price (NOK/Sm3)	0.94	1.13	(17%)		0.95	1.22	(22%)
Regularity at delivery point (%)	100.0%	100.0%	0%		100.0%	99.8%	0%

Income before financial items, income taxes and minority interest was NOK 8.9 billion in 2002 compared to NOK 9.6 billion in 2001. The natural gas sales were 19.6 billion standard cubic meters (bcm) in 2002, compared with 14.7 bcm in 2001, an increase of 34 per cent. Of the total gas sales in 2002, Statoil produced 18.5 bcm. The effect of higher natural gas sales is offset by a reduction in natural gas prices measured in NOK of 22 per cent. The income effect related to Statpipe is also lower, because of Statoil's reduced ownership interest from 58.25 per cent to 25 per cent after the SDFI transaction in the second quarter of 2001.

In the fourth quarter of 2002 the income was NOK 2.2 billion compared to NOK 2.5 billion in the fourth quarter of 2001. The natural gas sales were 6.2 bcm in the fourth quarter of 2002 compared with 4.7 bcm in the corresponding period last year. Of these volumes, 5.9 bcm was produced by Statoil in 2002.

In 2002 NOK 136 million was expensed, related to changes in the market value of a long-term contract for sale of natural gas in the United Kingdom. In the fourth quarter of 2002 NOK 82 million was booked as income related to changes in market value of this contract, in accordance with FAS 133.

As a part of the improvement program Natural Gas has targeted realizing cost reductions and revenue improvements by the end of 2004 of NOK 0.5 billion compared with 2001. At the end of 2002 NOK 0.3 billion of this had been realized.

The increases in gas sales in the fourth quarter of 2002 and in the year 2002 were mainly due to larger volumes sold under long-term contracts related to the new gas year, which started October 1, 2001. The difference between the fourth quarter of 2001 and the fourth quarter of 2002 is due to the fact that customers increased their off-takes in 2002 to meet their five-year off-take commitment.

October 1, 2001 was the due date for a potential price review of 70 per cent of Statoil's long-term gas contract portfolio. At the end of 2002 amicable solutions without formal price revisions have been reached for about 90 per cent of this portfolio.

The ownership interests in the Norwegian natural gas pipelines and related terminals have been restructured into a joint venture called Gassled as from January 1, 2003. Ownership interests in 15 companies have been aligned. Statoil is the technical operator for most of the pipelines and related terminals in Gassled. Statoil's ownership interest in Gassled consists of a direct share of 20.38 per cent and an indirect share of 0.75 per cent through Statoil's ownership in Norsea Gas AS (12).

Statoil's board of directors approved the Kårstø Expansion Project on December 13, 2002. The project contains a dew point plant to separate dry and wet gas, and an additional plant to separate carbon dioxide from natural gas. The purpose of this investment is to increase the extraction capacity at Kårstø by 13.5 million cubic meters (mmcm) as of October 1, 2005, in preparation for receiving natural gas mainly from the Kristin field, but also from other fields that contains rich natural gas.

In 2002 Statoil acquired the development rights for an underground gas storage facility at Aldbrough on the east coast of England. The storage facility will be used to exploit commercial price fluctuations and will also provide additional security of supply to natural gas customers. A total of three underground salt caverns are to be prepared and plans calls for the facilities to be ready for use in 2006. Statoil is marketing its own Norwegian-produced gas along with gas produced from the Norwegian state's direct financial interest (SDFI). Revenues and expenses will be shared between Statoil and the SDFI according to their relative production.

(12) Norsea Gas AS is a direct owner in Gassled with 3.02 per cent. Statoils share in Norsea Gas AS is 25.00 per cent.

MANUFACTURING & MARKETING

USGAAP	Fourth quarter				Year ended December 31
income statement	2002	2001		2002	2002	2001		2002
(in millions)	NOK	NOK	change	USD*	NOK	NOK	change	USD*

Total revenues	55,050	53,660	3%	7,935	211,152	203,387	4%	30,436

Cost of goods sold	50,040	47,867	5%	7,213	193,353	180,732	7%	27,871
Operating, selling and administrative expenses	3,696	3,985	(7%)	533	14,476	16,320	(11%)	2,087
Depreciation, depletion and amortization	491	564	(13%)	71	1,686	1,855	(9%)	243

Total expenses	54,227	52,416	3%	7,817	209,515	198,907	5%	30,200

Income before financial items, income taxes and minority interest	823	1,244	(34%)	119	1,637	4,480	(63%)	236

FCC margin (USD/bbl)	3.2	2.3	39%		2.2	3.6	(39%)
Contract price methanol (EUR/ton)	208	150	39%		172	220	(22%)
Petrochemical margin (EUR/ton)	68	112	(39%)		107	132	(19%)

Income before financial items, income taxes and minority interest for Manufacturing & Marketing in 2002 was NOK 1.6 billion compared with NOK 4.5 billion in the corresponding period last year. In the fourth quarter of 2002 income before financial items, income taxes and minority interest was NOK 0.8 billion compared with NOK 1.2 billion in the corresponding period of last year.

As a part of the improvement program Manufacturing & Marketing has targeted realizing cost reductions and revenue improvements in 2004 of NOK 0.95 billion compared with 2001. At the end of 2002 NOK 0.5 billion of this is realized.

In oil trading, the profit in 2002 is in line with last year. In the fourth quarter of 2002 the profit decreased by NOK 0.2 billion compared to the fourth quarter of 2001.

Refining's income was NOK 1.8 billion lower in 2002 compared with 2001. This is due to lower refining margins as well as the stronger NOK against USD. Average refining margin (FCC margin) was USD 2.2 per barrel compared with USD 3.6 per barrel in 2001. In the fourth quarter of 2002 the refining operations income was NOK 0.4 billion lower compared with the fourth quarter of 2001. This is mainly due to lower production caused by planned maintenance turnarounds.

The maintenance turnarounds have also impacted the upgrading effect of the refineries in the fourth quarter of 2002 with a lower FCC margin than expected. The average FCC margin increased by 39 per cent in the fourth quarter of 2002, equivalent to USD 0.9 per barrel, compared to the corresponding quarter last year. However, the FCC margin measured in NOK has only increased by 14 per cent.

Work related to the new plant for the fuel desulphurization in Mongstad refinery is progressing according to schedule. Necessary components were tied into the existing refining plant in connection with the planned maintenance turnaround from the middle of September to the middle of October. The plant will become operative in March 2003.

The retail marketing (Nordic Energy and Retail- including income from Statoil's 50 per cent interest in SDS) income in 2002 was NOK 0.1 billion higher than in 2001. For the fourth quarter of 2002 income was NOK 0.2 billion higher than in the corresponding period of 2001. This is mainly due to larger volumes being sold due to the cold winter in 2002.

Methanol's income in 2002 was NOK 0.2 billion lower than in 2001, primarily because of lower prices. The average contract price on methanol was about 22 per cent lower in 2002 compared to 2001. In the fourth quarter of 2002 the income increased by NOK 0.1 billion compared to the corresponding period last year. The contract price of methanol was about 39 per cent higher in the fourth quarter 2002 compared with fourth quarter of 2001.

Borealis' income in 2002 improved by NOK 0.2 billion compared with 2001 despite lower prices during the year. Sold volumes have increased by four per cent and the improvement program shows good results. For the fourth quarter of 2002 the income is in line with the corresponding period of 2001. The petrochemical margins in the fourth quarter of 2002 were 39 per cent lower than in the corresponding period last year, while the volume sold has increased by nine per cent.

Navion's income in 2002 decreased by NOK 1.2 billion compared to 2001. This is mainly due to lower shipping rates for conventional shipping and lower capacity utilization and rates for the shuttletankers. The utilization of the capacity has also been lower for the shuttletankers. In the fourth quarter of 2002 the profit was NOK 0.1 billion lower than in the corresponding period 2001. The shares in Navion have been sold to Norsk Teekay AS which is a wholly-owned subsidiary of Teekay Shipping Corporation, with an effective date of January 1, 2003, for approximately USD 800 million. The closing is expected to occur in the second quarter of 2003, pending satisfactory assignment of certain commercial arrangements.

FORWARD LOOKING STATEMENTS

This Operating and Financial Review contains certain forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts, including, among others, statements such as those regarding Statoil's oil and gas production forecasts and estimates in E&P Norway and International E&P, targets, costs and margins; start-up dates for downstream activities; performance and growth targets; product prices; closing of future transactions; expected investment level in the business segments; and expected exploration and development activities or expenditures, are forward-looking statements. Forward-looking statements are sometimes, but not always, identified by such phrases as "will", "expects", "is expected to", "should", "may", "is likely to", "intends" and "believes". These forward-looking statements reflect current views with respect to future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including levels of industry product supply, demand and pricing; currency exchange rates; political stability and economic growth in relevant areas of the world; development and use of new technology; geological or technical difficulties; the actions of competitors; the actions of field partners; the actions of governments; relevant governmental approvals; industrial actions by workers; prolonged adverse weather conditions; natural disasters and other changes to business conditions. Additional information, including information on factors which may affect Statoil's business, is contained in Statoil's Annual Report on Form 20-F filed with the US Securities and Exchange Commission.

CONSOLIDATED STATEMENTS OF INCOME USGAAP

	For the three months ended December 31,		For the year ended December 31,
(in NOK million)	2002 (unaudited)	2001 (unaudited)	2002 (unaudited)	2001 (note 1)

REVENUES
Sales	64,612	61,239	242,178	231,712
Equity in net income (loss) of affiliates	(57)	33	366	439
Other income	142	1,549	1,270	4,810

Total revenues	64,697	62,821	243,814	236,961

EXPENSES
Cost of goods sold	(38,961)	(36,681)	(147,899)	(126,153)
Operating expenses	(7,044)	(6,600)	(28,308)	(29,422)
Selling, general and administrative expenses	(1,526)	(1,817)	(5,466)	(4,297)
Depreciation, depletion and amortization	(5,135)	(7,036)	(16,844)	(18,058)
Exploration expenses	(835)	(1,214)	(2,195)	(2,877)

Total expenses before financial items	(53,501)	(53,348)	(200,712)	(180,807)

Income before financial items, income taxes and minority interest	11,196	9,473	43,102	56,154

Net financial items	2,642	(682)	8,233	65

Income before income taxes and minority interest	13,838	8,791	51,335	56,219

Income taxes	(9,281)	(6,078)	(34,336)	(38,486)
Minority interest	(31)	(108)	(153)	(488)

Net income	4,526	2,605	16,846	17,245

Net income per ordinary share	2.09	1.20	7.78	8.31

Weighted average number of ordinary shares outstanding	2,166,143,626	2,164,585,600	2,165,422,239	2,076,180,942

See notes to the consolidated financial statements

CONSOLIDATED BALANCE SHEETS USGAAP

	At December 31,	At December 31,
	2002	2001
(in NOK million)	(unaudited)	(note 1)

ASSETS

Cash and cash equivalents	6,702	4,395
Short-term investments	5,267	2,063

Cash, cash equivalents and short-term investments	11,969	6,458

Accounts receivable	32,057	26,208
Accounts receivable - related parties	1,893	1,531
Inventories	5,422	5,276
Prepaid expenses and other current assets	6,856	9,184

Total current assets	58,197	48,657

Investments in affiliates	9,629	9,951
Long-term receivables	7,138	7,166
Net property, plant and equipment	122,379	126,500
Other assets	8,087	7,421

TOTAL ASSETS	205,430	199,695

LIABILITIES AND SHAREHOLDERS' EQUITY

Short-term debt	4,323	6,613
Accounts payable	19,603	10,970
Accounts payable - related parties	5,649	10,164
Accrued liabilities	11,590	13,831
Income taxes payable	18,358	16,618

Total current liabilities	59,523	58,196

Long-term debt	32,805	35,182
Deferred income taxes	43,153	42,354
Other liabilities	11,382	10,693

Total liabilities	146,863	146,425

Minority interest	1,550	1,496

Common stock (NOK 2.50 nominal value), 2,189,585,600 shares authorized and issued	5,474	5,474
Treasury shares, 23,441,974 and 25,000,000 shares	(59)	(63)
Additional paid-in capital	37,728	37,728
Retained earnings	17,355	6,682
Accumulated other comprehensive income (loss)	(3,481)	1,953

Total shareholders' equity	57,017	51,774

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	205,430	199,695

See notes to the consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS USGAAP

	For the year ended	For the year ended
	December 31,	December 31,
	2002	2001
(in NOK million)	(unaudited)	(note 1)

OPERATING ACTIVITIES
Consolidated net income	16,846	17,245

Adjustments to reconcile net income to net cash flows provided by operating activities:
Minority interest in income	153	488
Depreciation, depletion and amortization	16,844	18,058
Exploration costs written off	554	935
(Gains) losses on foreign currency transactions	(8,771)	180
Deferred taxes	628	848
Income taxes of transferred SDFI properties	0	5,952
(Gains) losses on sales of assets and other items	(1,589)	(4,990)

Changes in working capital (other than cash)
- (Increase) decrease in inventories	(146)	(1,050)
- (Increase) decrease in accounts receivables	(6,211)	4,522
- (Increase) decrease in other receivables	3,107	(1,543)
- (Increase) decrease in short-term investments	(3,204)	1,794
- Increase (decrease) in accounts payable	4,118	(3,852)
- Increase (decrease) in other payables	1,095	(1,629)
Increase (decrease) in other non-current obligations	599	2,215

Cash flows provided by operating activities	24,023	39,173

INVESTING ACTIVITIES
Additions to property, plant and equipment	(17,907)	(16,649)
Exploration expenditures capitalized	(652)	(765)
Change in long-term loans granted and other long-term items	(1,495)	(539)
Proceeds from sales of assets	3,298	5,115

Cash flows used in investing activities	(16,756)	(12,838)

FINANCING ACTIVITIES
New long-term borrowings	5,396	9,609
Repayment of long-term borrowings	(4,831)	(4,548)
Distribution to minority shareholders	(173)	(1,878)
Ordinary dividend paid	(6,169)	(5,668)
Amounts paid to shareholder, related to SDFI properties	0	(49,747)
Capital contribution related to SDFI properties	0	8,460
Net proceeds from issuance of new shares	0	12,890
Net short-term borrowings, bank overdrafts and other	1,146	(588)

Cash flows used in financing activities	(4,631)	(31,470)

Net increase (decrease) in cash and cash equivalents	2,636	(5,135)

Effect of exchange rate changes on cash and cash equivalents	(329)	(215)
Cash and cash equivalents at beginning of year	4,395	9,745

Cash and cash equivalents at end of year	6,702	4,395

See notes to the consolidated financial statements

1. ORGANIZATION AND BASIS OF PRESENTATION

These consolidated interim USGAAP financial statements are unaudited, but reflect all adjustments that, in the opinion of management, are necessary to provide a fair presentation of the financial position, results of operations and cash flows for the dates and periods covered. Interim period results are not necessarily indicative of results of operations or cash flows for a full-year period. The income statement and balance sheet as of and for the year ended December 31, 2001 have been derived from the audited financial statements at that date but do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. These interim financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in Statoil's financial statements for the year ended December 31, 2001. Certain reclassifications have been made to prior periods' figures to be consistent with current period's classifications.

In conjunction with a partial privatization of Statoil in June 2001, the Norwegian State restructured its holdings in oil and gas properties on the Norwegian Continental Shelf. In this restructuring, the Norwegian State transferred to Statoil certain SDFI properties with a book value of approximately NOK 30 billion, in consideration for which NOK 38.6 billion in cash plus interest and currency fluctuation from the valuation date of NOK 2.2 billion (NOK 0.7 billion after tax), and certain pipeline and other assets with a net book value of NOK 1.5 billion were transferred to the Norwegian State. The transaction was completed June 1, 2001 with a valuation date of January 1, 2001 with the exception of the sale of an interest in the Mongstad terminal which had a valuation date of June 1, 2001.

The total amount paid to the Norwegian State was financed through a public offering of shares for NOK 12.9 billion, issuance of new debt of NOK 9 billion and the remainder from existing cash and short-term borrowings.

The transfers of properties from the SDFI have been accounted for as transactions among entities under common control and, accordingly, the results of operations and financial position of these properties have been combined with those of Statoil at their historical book value for all periods presented. However, certain adjustments have been made to the historical results of operations and financial position of the properties transferred to present them as if they had been Statoil's for all periods presented. These adjustments primarily relate to imputing of income taxes and capitalized interest, and calculation of royalty paid in kind consistent with the accounting policies used to prepare the consolidated financial statements of Statoil. Income taxes, capitalized interest and royalty paid in kind are imputed in the same manner as if the properties transferred to Statoil had been Statoil's for all periods presented. Income taxes have been imputed at the applicable income tax rate. Interest is capitalized on construction in progress based on Statoil's weighted average borrowing rate and royalties paid in kind are imputed based on the percentage applicable to the production for each field. The contribution of properties from SDFI to Statoil is considered a contribution of capital and is presented as additional paid-in capital in shareholder's equity at the beginning of January 1, 1996. Properties transferred from Statoil to the Norwegian State are not given retroactive treatment as these properties were not historically managed and financed as if they were autonomous. The cash payment and net book value of properties transferred to the Norwegian State in excess of the net book value of the properties transferred to Statoil, is shown as a dividend. The final cash payment is contingent upon review by the Norwegian State, which is expected to be completed in the first half of 2003. The adjustment to the cash payment, if any, will be recorded as a capital contribution or dividend as applicable.

From June 2001, Statoil no longer acts as an agent to sell SDFI oil production to third parties. As such, all purchases and sales of SDFI oil production are recorded as cost of goods sold and sales, respectively, whereas before, the net result of any trading activity was included in sales.

In June 2001, the FASB issued FAS 141, Business Combinations, and FAS 142, Goodwill and Other Intangible Assets, effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives are no longer amortized but are subject to annual impairment tests as described in the Statements. Other intangible assets will continue to be amortized over their useful lives. The impact of the adoption of FAS 141 and FAS 142 from January 1, 2002, was immaterial.

In June 2001, the FASB issued FAS 143, Accounting for Asset Retirement Obligations, which is effective for fiscal years beginning after June 15, 2002. The Statement requires legal obligations associated with the retirement of long-lived assets to be recognized at their fair value at the time that the obligations are incurred. Upon initial recognition of a liability, that cost should be capitalized as part of the related long-lived asset and allocated to expense over the useful life of the asset. The Company will adopt the new rules on asset retirement obligations on January 1, 2003. Application of the new standard is expected to result in an increase in net property, plant and equipment of NOK 2.8 billion, an increase in accrued asset retirement obligation of NOK 7.3 billion, a reduction in deferred tax assets of NOK 1.4 billion, and a long-term receivable of NOK 5.8 billion. The receivable represents the expected refund by the Norwegian state of an amount equivalent to the actual removal costs multiplied by the effective tax rate over the productive life of the asset. Up until year-end 2002 the asset retirement obligations have been presented net of the expected refund from the Norwegian state. Removal costs on the Norwegian continental shelf are, unlike decommissioning costs, not deductible for tax purposes. The implementation effect on the net income and shareholders' equity is not expected to be material.

In August 2001, the FASB issued FAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes FAS 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of, and the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations for a disposal of a segment of a business. FAS 144 is effective for fiscal years beginning after December 15, 2001. The adoption of FAS 144 from January 1, 2002, did not have any impact on the Company's financial position and results of operations.

On December 15, 2002, Statoil signed a contract to sell 100% of the shares in Navion ASA to Norsk Teekay AS, a wholly-owned subsidiary of Teekay Shipping Corporation. The operations of Navion are shuttle tanking and conventional shipping. The sales price for the fixed assets of Navion, excluding Navion Odin and Navion's 50% share in the West Navion drill ship which are not included in the sale, is approximately USD 800 million. The effective date of the transaction is January 1, 2003, and the sale will be recorded at closing, which is expected to take place in the second quarter of 2003. Based on the exchange rate at December 31, 2002, and the book value of the assets sold on the same date, the effect on net income from the transaction is immaterial.

2. ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

Statoil operates in the worldwide crude oil, refined products, and natural gas markets and is exposed to fluctuations in hydrocarbon prices, foreign currency rates and interest rates that can affect the revenues and cost of operating, investing and financing. Statoil's management has used and intends to use financial and commodity-based derivative contracts to reduce the risks in overall earnings and cash flows. Statoil applies hedge accounting in certain circumstances using both cash flow hedges and fair value hedges as allowed by FAS 133, but also enters into derivatives which economically hedge certain of its risks even though hedge accounting is not allowed by FAS 133 or is not applied by Statoil.

Cash Flow Hedges
Statoil has designated certain derivative instruments as cash flow hedges to hedge against changes in the amount of future cash flows related to the sale of crude oil and petroleum products over a period not exceeding 12 months and cash flows related to interest payments over a period not exceeding 25 months. Hedge ineffectiveness related to Statoil's outstanding cash flow hedges was immaterial and recorded to earnings during the quarter ended December 31, 2002. The net change in Accumulated other comprehensive income associated with the current period hedging transactions, and the net amount reclassified into earnings during the period, were immaterial. At December 31, 2002, the net deferred hedging loss in Accumulated other comprehensive income was NOK 118 million (after tax), the majority of which will affect earnings over the next 12 months. The unrealized loss component of derivative instruments excluded from the assessment of hedge effectiveness related to cash flow hedges during the quarter ended December 31, 2002 was immaterial.

Fair Value Hedges
Statoil has designated certain derivative instruments as fair value hedges to hedge against changes in the value of financial liabilities. There was no gain or loss component of a derivative instrument excluded from the assessment of hedge effectiveness related to fair value hedges during the quarter ended December 31, 2002. The net gain recognized in earnings in Income before income taxes and minority interest during the quarter for ineffectiveness of fair value hedges was immaterial.

3. SEGMENTS

Statoil operates in four segments - Exploration and Production Norway, International Exploration and Production, Natural Gas and Manufacturing and Marketing.

Operating segments are determined based on differences in the nature of their operations, geographic location and internal management reporting. The composition of segments and measure of segment profit are consistent with that used by management in making strategic decisions.

Segment data for the three months and the years ended December 31, 2002 and 2001 is presented below:

(in NOK million)	Exploration and Production Norway	International Exploration and Production	Natural Gas	Manufacturing and Marketing	Other and eliminations	Total

Three months ended December 31, 2002
Revenues third party	620	1,456	7,430	55,008	240	64,754
Revenues inter-segment	14,892	199	48	35	(15,174)	0
Income (loss) from equity investments	(76)	0	46	7	(34)	(57)

Total revenues	15,436	1,655	7,524	55,050	(14,968)	64,697

Income before financial items, income taxes and minority interest	9,002	(772)	2,205	823	(62)	11,196
Segment income taxes	(6,774)	236	(1,614)	(246)	9	(8,389)

Segment net income	2,228	(536)	591	577	(53)	2,807

Three months ended December 31, 2001
Revenues third party	522	2,132	6,228	53,006	900	62,788
Revenues inter-segment	13,619	201	26	682	(14,528)	0
Income (loss) from equity investments	29	0	46	(28)	(14)	33

Total revenues	14,170	2,333	6,300	53,660	(13,642)	62,821

Income before financial items, income taxes and minority interest	6,872	(1,202)	2,453	1,244	106	9,473
Segment income taxes	(5,087)	361	(1,500)	(349)	(18)	(6,593)

Segment net income	1,785	(841)	953	895	88	2,880

Year ended December 31, 2002
Revenues third party	1,706	5,749	24,236	210,653	1,104	243,448
Revenues inter-segment	54,585	1,020	168	194	(55,967)	0
Income (loss) from equity investments	(1)	0	132	305	(70)	366

Total revenues	56,290	6,769	24,536	211,152	(54,933)	243,814

Income before financial items, income taxes and minority interest	31,463	1,086	8,918	1,637	(2)	43,102
Segment income taxes	(23,355)	(381)	(6,629)	(401)	(20)	(30,786)

Segment net income	8,108	705	2,289	1,236	(22)	12,316

Year ended December 31, 2001
Revenues third party	3,622	5,926	23,297	202,264	1,413	236,522
Revenues inter-segment	61,913	1,767	36	936	(64,652)	0
Income (loss) from equity investments	120	0	135	187	(3)	439

Total revenues	65,655	7,693	23,468	203,387	(63,242)	236,961

Income before financial items, income taxes and minority interest	40,697	1,291	9,629	4,480	57	56,154
Segment income taxes	(29,589)	(387)	(6,919)	(1,305)	(18)	(38,218)

Segment net income	11,108	904	2,710	3,175	39	17,936

Borrowings are managed at a corporate level and interest expense is not allocated to segments. Income tax is calculated on income before financial items and minority interest. Additionally, income tax benefit on segments with net losses is not recorded. As such, segment income tax and net income can be reconciled to income taxes and net income per the Consolidated Statements of Income as follows:

	For the three months ended December 31,		For the year ended December 31,
(in NOK million)	2002	2001	2002	2001

Segment net income	2,807	2,880	12,316	17,936
Net financial items	2,642	(682)	8,233	65
Tax on financial items and other tax adjustments	(892)	515	(3,550)	(268)
Minority interest	(31)	(108)	(153)	(488)

Net income	4,526	2,605	16,846	17,245

Segment income taxes	8,389	6,593	30,786	38,218
Tax on financial items and other tax adjustments	892	(515)	3,550	268

Income taxes	9,281	6,078	34,336	38,486

4. INVENTORIES

The lower of cost or market test is measured, and the results are recognized separately, on a country-by-country basis, and any resulting write-downs to market, if required, are recorded as permanent adjustments to the cost of inventories. There have been no liquidations of LIFO layers which resulted in a material impact to net income for the reported periods.

(in NOK million)	At December 31, 2002	At December 31, 2001

Inventories
Crude oil	2,766	2,919
Petroleum products	2,647	2,567
Other	844	593

Total - inventories valued on a FIFO basis	6,257	6,079

Excess of current cost over LIFO value	(835)	(803)

Total	5,422	5,276

5. SHAREHOLDERS' EQUITY

For the year ended December 31, 2002, there have been the following changes in shareholders' equity:

(in NOK million)				Total shareholders' equity

As per January 1, 2002				51,774
Net income for the year				16,846
Dividend				(6,169)
Foreign currency translation adjustment				(5,318)
Derivatives designated as cash flow hedges				(116)

Shareholders' equity as per December 31, 2002				57,017

For the year ended December 31, 2002, there have been the following changes in the number of shares outstanding:

		Shares issued	Treasury shares	Shares outstanding

As per January 1, 2002		2,189,585,600	(25,000,000)	2,164,585,600
Distribution of bonus shares		0	1,558,026	1,558,026

As per December 31, 2002		2,189,585,600	(23,441,974)	2,166,143,626

The following sets forth Statoil's Comprehensive income for the periods shown:

	For the three months ended December 31,		For the year ended December 31,
(in NOK million)	2002	2001	2002	2001

Net income	4,526	2,605	16,846	17,245
Foreign currency translation adjustment	(999)	72	(5,318)	(535)
Derivatives designated as cash flow hedges	(23)	(32)	(116)	(2)

Comprehensive income	3,504	2,645	11,412	16,708

6. FINANCIAL ITEMS

	For the three months ended December 31,		For the year ended December 31,
(in NOK million)	2002	2001	2002	2001

Interest and other financial income	694	442	1,768	2,125
Currency exchange adjustments, net	2,100	(318)	9,009	912
Interest and other financial expenses	(247)	(999)	(1,952)	(2,713)
Realized and unrealized gain (loss) on securities, net	95	193	(592)	(259)

Net financial items	2,642	(682)	8,233	65

7. RESTRUCTURING AND OTHER CHARGES

In 1999, Statoil made the decision to restructure its US upstream, natural gas trading, and electric power generation operations. In conjunction with this, Statoil established a restructuring provision of NOK 1,400 million primarily for asset write-downs, future lease costs, facilities closure costs and separation costs for approximately 180 employees. The provision at December 31, 2001 amounted to NOK 144 million. At December 31, 2002 only immaterial accruals remain in the provision. The provision is recorded in the International Exploration and Production segment of Statoil.

8. COMMITMENTS AND CONTINGENT LIABILITIES

During the normal course of its business Statoil is involved in legal proceedings and a number of unresolved claims are currently outstanding. The ultimate liability in respect of litigation and claims cannot be determined at this time. Statoil has provided in its accounts for these items based on best judgment. It is not expected that neither the financial position, results of operations nor cash flows will be material adverse affected by the resolution of these legal proceedings.

9. ASSET IMPAIRMENTS

In the fourth quarter of 2002 a charge of NOK 0.8 billion before tax (NOK 0.6 billion after tax) was recorded in depreciation, depletion and amortization in the International Exploration and Production segment to write-down the Company's 27% interest in the LL652 oil-field in Venezuela to fair value. The write-down is mainly due to a reduction in the projected volumes of oil recoverable during the remaining contract period of operation. Fair value is calculated based on estimated future cash flows.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: February 18, 2003	By:	/S/ Inge K Hansen Inge K Hansen Chief Financial Officer

STATOIL IN 2002: INCREASED PRODUCTION AND IMPROVED EFFICIENCY

  Fourth quarter net income: NOK 4.5 billion, adjusted for special items: NOK 5.1 billion
  Fourth quarter earnings per share: NOK 2.09, adjusted for special items: NOK 2.34
  Seven per cent growth in production
  Net income for the year: NOK 16.8 billion, adjusted for specials items: NOK 16.7 billion
  Earnings per share, full year: NOK 7.78, adjusted for special items: NOK 7.72
  Proposed dividend: NOK 2.90 per share

Statoil ASA (OSE: STL, NYSE: STO) achieved an income before financial items, income taxes and minority interests (Ebit) of NOK 12.0 billion in the fourth quarter of 2002, adjusted for special items (1). This compares with NOK 10.2 billion for the same period of 2001. An Ebit of NOK 42.9 billion, adjusted for special items, was delivered by the group for 2002 as a whole, as against NOK 53.9 billion in the year before.

Net income for the fourth quarter, adjusted for special items, came to NOK 5.1 billion compared with an adjusted result of NOK 3.1 billion for the same period of 2001. Adjusted for special items, net income for 2002 as a whole came to NOK 16.7 billion as against NOK 15.2 billion the year before.

“We increased our oil and gas production by seven per cent and delivered a good result in 2002,” comments chief executive Olav Fjell. “Enhanced regularity and cost efficiency on the Norwegian continental shelf (NCS), high gas sales and a substantial unrealised currency gain on our debt made big contributions to improving the result. On the negative side, results were affected by weakened oil and gas prices and refining margins measured in Norwegian kroner. Our group has been strengthened by good earnings and further progress in developing our international positions. The result for 2002 shows that we’re well on the way to achieving our goals for 2004.”

USGAAP income	Fourth quarter				Year ended December 31
statement	2002	2001		2002	2002	2001		2002
(in millions, except share data)	NOK	NOK	change	USD*	NOK	NOK	change	USD*

Total revenues	64,697	62,821	3%	9,326	243,814	236,961	3%	35,144

E&P Norway	9,002	6,872	31%	1,298	31,463	40,697	(23%)	4,535
International E&P	(772)	(1,202)	36%	(111)	1,086	1,291	(16%)	157
Natural Gas	2,205	2,453	(10%)	318	8,918	9,629	(7%)	1,285
Manufacturing & Marketing	823	1,244	(34%)	119	1,637	4,480	(63%)	236
Other	(62)	106	N/A	(9)	(2)	57	N/A	0

Income before financial items, income taxes and minority interest	11,196	9,473	18%	1,614	43,102	56,154	(23%)	6,213

Net financial items	2,642	(682)	N/A	381	8,233	65	N/A	1,187
Income before income taxes and minority interests	13,838	8,791	57%	1,995	51,335	56,219	(9%)	7,400

Income taxes	(9,281)	(6,078)	53%	(1,338)	(34,336)	(38,486)	(11%)	(4,949)
Minority interest	(31)	(108)	(71%)	(4)	(153)	(488)	(69%)	(22)

Net income	4,526	2,605	74%	652	16,846	17,245	(2%)	2,428

Earnings per share (adj. for special items)	2.34	1.43	63%	0.34	7.72	7.32	5%	1.11
Earnings per share	2.09	1.20	74%	0.30	7.78	8.31	(6%)	1.12
Weighted average number of ordinary shares outstanding	2,166,143,626	2,164,585,600	0%		2,165,422,239	2,076,180,942	4%

Operational data
Realized oil price (USD/bbl)	26.8	19.3	39%		24.7	24.1	2%
Norwegian NOK/USD average daily exchange rate	7.32	8.90	(18%)		7.97	8.99	(11%)
Realized oil price (NOK/bbl)	196	172	14%		197	217	(9%)
Refining margin, FCC (USD/boe) (6)	3.2	2.3	39%		2.2	3.6	(39%)
Total oil and gas production (1000 boe/day) (7)	1,170	1,091	7%		1,074	1,007	7%
Total oil and gas liftings (1000 boe/day) (8)	1,182	1,109	7%		1,073	1,008	6%
Proven reserves (mill boe)	-	-	-		4,267	4,277	0%
Reserve replacement (year)	-	-	-		98%	89%	10%
Reserve replacement (3 year average)	-	-	-		78%	68%	15%
Finding & development cost (USD/boe, year)	-	-	-		5.3	4.6	15%

Finding & development cost (USD/boe, 3 year average)	-	-	-		6.2	9.1	(32%)

Production (lifting) cost (USD/boe, last 12 months)	3.1	2.9	4%		3.1	2.9	4%

* Solely for the convenience of the reader, financial data for the fourth quarter and the year 2002 have been translated into US dollars at the rate of NOK 6.94 to USD 1.00, the Federal Reserve noon buying rate in the City of New York on December 31, 2002.

Earnings per share for the fourth quarter, adjusted for special items, came to NOK 2.34 as against NOK 1.43 in the same period of 2001. For the year as a whole, earnings per share, adjusted for special items, was NOK 7.72 compared with NOK 7.32 in 2001.

A dividend of NOK 2.90 per share has been proposed for 2002, which represents a direct return of 5.4 per cent in relation to a share price of NOK 53.50 (on Tuesday 11 February 2003).

Net income for the fourth quarter was strengthened by comparison with the same period of 2001 through increased production, higher oil prices and currency gains. During the quarter, the LL652 field in Venezuela was written down by NOK 0.6 billion after tax.

The 2002 result also includes a one-off gain of NOK 0.7 billion after tax on the sale of the upstream business in Denmark. In addition, income for 2002 incorporates a significant increase in net financial items. This mainly reflects an unrealised currency gain on group debt. Tax costs for 2002 amounted to NOK 34.3 billion, which corresponds to a taxation rate of 66.9 per cent and is thereby rather lower than in 2001.

Statoil’s oil and gas production in 2002 averaged 1 074 000 barrels of oil equivalent (boe) per day, which represents a seven per cent increase from the daily 2001 average of 1 007 000 boe. Oil and gas output in the fourth quarter averaged 1 170 000 boe, which again represents a seven per cent rise from the same period of the year before. The start-up of Girassol off Angola and Sincor in Venezuela meant that the group’s international production rose by 28 per cent from 2001 to 2002. On the NCS, the further five per cent increase in output reflected good regularity and high gas sales. Production costs declined from NOK 26.4 per barrel in 2001 to NOK 24.2 per barrel in 2002, reflecting both reduced costs and increased volume.

Twenty-eight wildcat and appraisal wells were drilled in 2002, with discoveries being made in 21 of these. Finding and development costs showed positive progress, and are now USD 6.2 per barrel.

Statoil increased its reserve replacement rate to 98 per cent in 2002, which compares with 89 per cent the year before. Remaining proven reserves at 31 December 2002 totalled 4 267 million boe down from 4 277 million a year earlier. Over the past three years, the average reserve replacement rate has been 78 per cent.

Statoil became operator for all the fields in the Tampen area of the NCS on 1 January 2003, when it took over from Norsk Hydro on Visund, Snorre, Tordis and Vigdis. Sigyn came on stream in December 2002.

Snøhvit in the Barents Sea is under development, and Statoil has concluded an agreement with El Paso which secures access to the American gas market through Maryland’s Cove Point terminal. The estimated cost of Snøhvit was raised by NOK 5.8 billion in the autumn of 2002, corresponding to a 15 per cent increase from the figure in the plan for development and operation. All of Statoil’s other projects are within budget.

Two new international operatorships have been secured. The group gained a foothold in Iran with offshore responsibility for phases six-eight of the South Pars development, taking over in December 2002. In February 2003, Statoil obtained the operatorship for block 4 in Venezuela’s Plataforma Deltana project.

The group’s gas sales rose by 34 per cent from 14.7 billion standard cubic metres (scm) in 2001 to 19.6 billion in 2002. Statoil sold 6.2 billion scm in the fourth quarter as against 4.7 billion in the same period of the year before. These high sales figures reflect an increase in the portfolio of long-term contracts and the fact that customers took advantage of the flexibility built into their agreements. Statoil has resolved to expand annual capacity in the gas treatment complex at Kårstø north of Stavanger by 13.5 million scm per day to accommodate deliveries from Kristin and Mikkel, two of the group’s projects on the NCS. The group made further advances in the UK gas market during 2002 by concluding a long-term sales contract with British Gas and by acquiring development rights for a natural gas store in eastern England.

Statoil has sold its wholly-owned shipping company Navion ASA to Teekay Shipping Corporation. The net sales price is about USD 800 million, and the transaction is due to be finalised in the second quarter of 2003. Results for the downstream business weakened in 2002 by comparison with the year before, mainly as a result of narrower refining margins, lower shipping rates and a sharp strengthening of the NOK against the USD.

The number of recordable injuries per million working hours fell from 6.7 in 2001 to 6.0 in 2002, and serious incidents per million working hours also showed a decline.
“We have initiated extensive measures to improve safety,” notes Mr Fjell.
Total emissions of carbon dioxide by the group were reduced from 9.2 million tonnes to 8.9 million, despite the record level of production. Statoil published its first sustainability report in 2002, outlining its targets for and work on health, safety, the environment, social responsibility and financial performance. The group was also included in the Dow Jones sustainability index during 2002.

Further information from:
Public affairs: Wenche Skorge, +47 51 99 79 17 (office) +47 91 87 07 41 (mobile)
Public affairs: Trude Måseide: +47 95 72 65 10 (mobile)
Investor relations: Mari Thjømøe, +47 51 99 77 90 (office), +47 90 77 78 24 (mobile)
Investor relations USA: Thore E Kristiansen, +1 203 978 6950 (office), +47 91 66 46 59 (mobile)

Background
Statoil ASA is a major integrated oil and gas company headquartered in Stavanger, Norway. The company is the leading producer and marketer of oil and gas from Norwegian fields. Statoil is one of the world’s largest net sellers of crude oil and a major supplier of gas to Europe. Currently, the company is active in approximately twenty-five countries world-wide and has assets in attractive petroleum provinces. Statoil is a retail brand in Scandinavia, the Baltics, Poland and Ireland.

(1) In the fourth quarter of 2002 the only special item in the result is the writing down of the LL652 field in Venezuela by NOK 0,8 billion. This write-down affects the fourth-quarter after-tax result negatively by NOK 0,6 billion. The full-year result for 2002 has in addition a special item of NOK 1,0 billion before tax and NOK 0,7 billion after tax. This is the gain on the sale of the Siri field off Denmark. In 2001, special items totalled NOK 2.3 billion before tax and NOK 2.1 billion after tax.

GROUP BALANCE SHEET

	At December 31, 2002	At December 31, 2001	Change	At December 31, 2002
	mill. NOK	mill. NOK	%	mill. USD*

Current assets	58,197	48,657	19.61	8,389
Non current assets	147,233	151,038	(2.52)	21,223
Total assets	205,430	199,695	2.87	29,612
Current liabilities	(59,523)	(58,196)	2.28	(8,580)
Long-term debt and long term provisions	(87,340)	(88,229)	(1.01)	(12,590)
Equity including minority interest	(58,567)	(53,270)	9.94	(8,442)
Total liabilities and shareholders' equity	(205,430)	(199,695)	2.87	(29,612)

* Translated into US dollar at the rate of NOK 6.9375 to USD 1, the Federal Reserve noon buying rate in the City of New York on December 31, 2002